Exhibit 99.1
NEWS RELEASE

FOR IMMEDIATE RELEASE - September 12, 2005
FOR:	PETROKAZAKHSTAN INC.
SUBJECT:	PETROKAZAKHSTAN ANNOUNCES RESIGNATION OF BOARD MEMBER

CALGARY, Alberta - PetroKazakhstan Inc. announced today that Mr. Nurlan Kapparov has informed the Board of Directors of the Company of his resignation from the Board of Directors, for personal reasons, effective September 11, 2005. Mr. Bernard F. Isautier, Chairman of the Board of Directors, wishes to extend, on behalf of the Board of Directors, his appreciation for the contributions made by Mr. Kapparov toward the success of the Company.

PetroKazakhstan Inc. is a vertically integrated, international energy company, celebrating its eighth year of operations in the Republic of Kazakhstan. The Company is engaged in the acquisition, exploration, development and production of oil and gas, the refining of crude oil and the sale of oil and refined products.

PetroKazakhstan shares trade in the United States on the New York Stock Exchange, in Canada on The Toronto Stock Exchange, in the United Kingdom on the London Stock Exchange and in Germany on the Frankfurt Exchange under the symbol PKZ. As of December 27, 2004, PetroKazakhstan shares began trading on the Kazakhstan exchange under the symbol CA_PKZ. The Company's website can be accessed at www.petrokazakhstan.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

At PetroKazakhstan, for further information please contact:
Ihor P. Wasylkiw Vice President, Investor Relations +1 (403) 221-8658 +1 (403) 383-2234 (cell)	Jeffrey D. Auld Vice President, Treasurer + 44 (1753) 410-020 + 44 79-00-891-538 (cell)